South Alabama Bancorporation, Inc.
Post Office Box 3067
Mobile, Alabama 36652
Telephone 334/431-7800

F. MICHAEL JOHNSON
CHIEF FINANCIAL OFFICER
AND SECRETARY

To the Stockholders of
South Alabama Bancorporation, Inc.

     NOTICE IS HEREBY GIVEN that, pursuant to call of its Directors, the Annual Meeting of the Stockholders of South Alabama Bancorporation, Inc. will be held at 100 St. Joseph Street, Mobile, Alabama, on May 9, 1996, at 12:00 noon, C.D.T., for the purpose of considering and voting upon the following matters:

     1. Election of Directors. Election as directors of the eleven nominees named in the enclosed Proxy Statement.

     2. Other Business. Transaction of such other business as may be brought before the meeting or any adjournment thereof.
Management currently knows of no other business to be presented.

     Only those stockholders of record at the close of business on March 22, 1996, shall be entitled to notice of and to vote at the meeting.

     We hope very much that you will attend the meeting, but, whether you plan to attend or not, we would appreciate your signing and returning the enclosed Proxy. Should you attend the meeting in person, the Proxy can be revoked at your request.

     Management sincerely appreciates your support and cooperation, and we earnestly solicit your continued help during 1996.

By Order of the Board of Directors,


/s/ F. Michael Johnson
F. Michael Johnson
Chief Financial Officer
and Secretary

NOTICE: YOUR PROXY FORM AND RETURN ENVELOPE ARE INSIDE THIS
ENVELOPE.



SOUTH ALABAMA BANCORPORATION, INC.
100 St. Joseph Street, Mobile, Alabama 36602
PROXY STATEMENT
Annual Meeting, May 9, 1996, 12:00 Noon, C.D.T.

     This Proxy Statement and the enclosed Proxy are being mailed on April 4, 1996, to stockholders of South Alabama
Bancorporation, Inc. ("South Alabama") in connection with the solicitation of proxies by the Board of Directors of South
Alabama for use at the Meeting of Stockholders on May 9, 1996, and any adjournment thereof.

     South Alabama is the parent company and owner of 100% of the stock of The Bank of Mobile ("BOM"), headquartered in Mobile, Alabama, and of First National Bank, Brewton ("FNBB"), located in Brewton, Alabama. Prior to a merger in 1993 (the "Merger"), FNBB was owned by a separate bank holding company.

VOTING SECURITIES

     South Alabama's only class of stock outstanding is its Common Stock, $.01 par. All stockholders of record at the close of business March 22, 1996, will be entitled to vote their shares on any matter brought before the meeting. The number of shares of South Alabama Common Stock outstanding on March 22, 1996, was 3,001,562. Each share is entitled to one vote. Cumulative voting is not permitted in the election of directors.

Security Ownership of Directors,
Nominees, 5% Stockholders and Officers

     The only persons known to beneficially own more than 5% of South Alabama's outstanding Common Stock are Thomas E. McMillan, Jr., Paul D. Owens, Jr. and W. Dwight Harrigan. The tabulation below reflects the number of shares beneficially owned by (i) Thomas E. McMillan, Jr.; (ii) Paul D. Owens, Jr.; (iii) W. Dwight Harrigan; (iv) each director and nominee of South Alabama; (v) the executive officers named in the Summary Compensation Table; and (vi) the directors and officers of South Alabama, as a group.

                                     Number of Shares and Nature of Beneficial
                                     Ownership as of March 15, 1996(1)
                                     Voting/Investment Power

                                                                     Percentage
Name of Beneficial Owner or Group                                    of Total
(and Address of 5% Stockholders)     Sole     Shared     Aggregate   Outstanding(2)


Thomas E. McMillan, Jr. (3) .....  72,870(4)  206,306(5) 279,176      9.30%
 (P.O. Box 809, Brewton, AL 36427)
Paul D. Owens, Jr. (3) ..........  47,395     160,587(6) 207,982      6.92
 (P.O. Box 1229, Brewton, AL 36427)
W. Dwight Harrigan ..........     125,500     30,000(7)  155,500      5.18
 (P.O. Box 38, Fulton, AL 36446)
Stephen G. Crawford ..........     49,744     19,200(8)   68,944      2.29
David C. De Laney ..........       10,000     18,200(9)   28,200       .93
Lowell J. Friedman ..........      73,533      2,000(10)  75,533      2.51
Broox G. Garrett, Jr. (11) .......  4,361     54,020(12)  58,381      1.94
James P. Hayes, Jr. ..........      3,410     25,079(13)  28,489       .94
Clifton C. Inge ..........         25,300                 25,300       .84
W. Bibb Lamar, Jr. ..........      21,250(14)  2,355(15)  23,605       .76
J. Richard Miller, III (16) ......111,942(17)  2,500(18) 114,442      3.81
J. Stephen Nelson ..........        9,281(19)    395(20)   9,676       .31
Earl H. Weaver (11) (16) ......... 39,614     42,565(21)  82,179      2.73
All directors and officers of
of South Alabama as a group
 (18 persons)..........           479,191    373,120     852,311(22) 27.76%

     (1) The number of shares reflected are shares that, under applicable regulations, are deemed to be beneficially owned. Shares deemed to be beneficially owned, under those regulations, include shares as to which, through any contract, relationship, arrangement,understanding, or otherwise, either voting power or investment power is held or shared directly or indirectly. Shares deemed to be beneficially owned also include shares which may be acquired within sixty days. The total number of shares beneficially owned is broken down, when applicable, into the following two categories: (i) shares as to which voting power/investment power is held solely; and (ii) shares as to which voting power/investment power is shared. The percentage calculation is based on the aggregate number of shares beneficially owned.

     (2) The percentage calculations for Mr. Lamar and Mr. Nelson assume that all 28,692 shares subject to their exercisable outstanding options at March 15, 1996, were outstanding. The percentage calculation for all directors and officers of South Alabama, as a group, assumes that all 67,692 shares subject to exercisable outstanding options at March 15, 1996, were outstanding.

     (3) Mr. McMillan and Mr. Owens are brothers-in-law.

     (4) Includes 29,600 shares owned by Thomas, Ltd., a limited partnership. Mr. McMillan is managing general partner of the partnership.

     (5) Includes 114,956 shares owned by McMillan, Ltd., a limited partnership of which Mr. McMillan is a managing partner, and 72,036 shares and 19,314 shares owned by Mr. McMillan as co-trustee under the wills of his mother and father, respectively.

     (6) Includes 114,956 shares owned by McMillan, Ltd., a limited partnership of which Mr. Owens is a managing partner, 17,700 shares owned as trustee of his daughter's revocable management trust, 17,700 shares owned jointly with his wife as trustees of a trust for another daughter's benefit, 4,176 shares owned jointly with his wife as joint tenants and 6,055 shares owned by his wife.

     (7) All such shares are owned by Mr. Harrigan's wife as trustee of three separate trusts of which Mr. Harrigan's children are the beneficiaries. Mr. Harrigan may be deemed to share voting and investment power with respect to those shares.

     (8) Includes 15,500 shares owned by the trustee of Mr. Crawford's self-directed subaccount of his law firm's retirement plan. The figure also includes the following shares as to which Mr. Crawford disclaims any actual beneficial ownership: 3,000 shares owned by Mr. Crawford as trustee for his two children; 500 shares owned by his wife; and 200 shares owned by his wife as custodian for two children under the Uniform Transfers to Minors Act.

     (9) All such shares are owned by Management Consultants, Ltd., an Alabama limited partnership. The trustee of Mr. De Laney's employer's retirement plan is sole limited partner of the partnership. Mr. De Laney may be deemed to share voting and investment power with respect to those shares.

     (10) Includes 2,000 shares owned by Mr. Friedman's wife, as to which shares he may be deemed to sharevoting and investment power.

     (11) Mr. Garrett and Mr. Weaver are first cousins.

     (12) Includes 2,714 shares owned by Mr. Garrett as custodian for two children under the Uniform Transfers to Minors Act, 44,822 shares as trustee of the Broox G.Garrett Family Trust and 6,484 shares owned jointly with his wife as joint tenants.

     (13) All such shares are owned by Mr. Hayes as co-trustee for the Elizabeth Brannon Hayes Marital Trust.

     (14) Includes 21,000 shares subject to purchase within 60 days pursuant to options granted to Mr. Lamar, as to which he would have sole voting and investment power.

     (15) Includes 1,460 shares owned by the trustee of Mr. Lamar's self-directed IRA account. The figure also includes 650 shares owned by Mr. Lamar as custodian under the Uniform Transfers to Minors Act and 145 shares owned by his wife through her self-directed IRA account.

     (16) Mr. Miller is Mr. Weaver's wife's first cousin.

     (17) Includes 111,452 shares owned by Miller Investments, a general partnership. Mr. Miller is Managing Partner of the partnership.

     (18) All such shares are owned by Mr. Miller as trustee of two separate trusts of which Mr. Miller's children are the beneficiaries.

     (19) Includes 7,692 shares subject to purchase within 60 days pursuant to options granted to Mr. Nelson,as to which he would have sole voting and investment power.

     (20) All such shares are owned by Mr. Nelson's wife.

     (21) Includes 27,698 shares owned by Mr. Weaver's wife as to which Mr. Weaver disclaims any actual beneficial ownership and 14,867 shares owned jointly with his wife as tenants in common.

     (22) Includes 67,692 shares subject to purchase within 60 days pursuant to options granted to officers of South Alabama, as to which they would have sole voting and investment power.

Director and Officer Securities Reports

     Section 16(a) of the Securities Exchange Act of 1934 requires that South Alabama's directors and executive officers, and persons who own more than ten percent of South Alabama's common stock, file with the Securities and Exchange Commission reports relating to their ownership and changes in ownership of common stock and other equity securities of South Alabama. Management believes, based solely upon information furnished to South Alabama and written representations that no other reports were required, thatall persons subject to the reporting requirements of Section 16(a) during 1995 filed the reports on a timely basis.

ELECTION OF DIRECTORS

Number and Term

     The By-Laws of South Alabama provide that the number of directors to be elected at the Annual Meeting will be fixed by resolution of the Board of Directors. The Board has adopted a resolution fixing at eleven the number of directors to be elected at the 1996 Annual Meeting. The directors so elected will serve a term of one year.

Nominees

     The persons named below are the Board's nominees for election as directors, and each has agreed to serve if elected. All nominees are members of the present South Alabama
Board of Directors.

Stephen G. Crawford

A South Alabama director since 1985

Mr. Crawford, age 56, a member of the law firm Hand
Arendall, L.L.C., Mobile, Alabama, has practiced law since
1964. Mr. Crawford has been a director of BOM since 1986.

David C. De Laney

A South Alabama director since 1985

Mr. De Laney, age 48, is President of First Small Business
Investment Company of Alabama, Mobile, Alabama, a position he has held since 1978. Mr. De Laney has been a director of BOM since 1986.

Lowell J. Friedman

A South Alabama director since 1986

Mr. Friedman, age 66, has been President of Creola
Investment Corporation, Mobile, Alabama, a land and timber holding company, since 1975. Mr. Friedman also directs personal investments in real estate and oil and gas properties. Mr. Friedman has been a director of BOM since
1986.

Broox G. Garrett, Jr.

A South Alabama director since 1993

Mr. Garrett, age 47, is an attorney and partner in the law firm of Thompson, Garrett and Hines, Brewton, Alabama where he has been employed since 1973. Mr. Garrett has been a director of FNBB since 1983, and was a director of FNBB's holding company from 1986 until the Merger.

James P. Hayes, Jr.

A South Alabama director since 1993

Mr. Hayes, age 48, is a financial consultant and has served as President of J. P. Hayes & Company, Inc. since 1985. Mr.
Hayes has served since 1985 as a director of FNBB and was a director of FNBB's holding company from 1986 until the Merger.

Clifton C. Inge

A South Alabama director since 1985

Mr. Inge, age 58, has been Chairman of the Board since
1991 of Willis Corroon Corporation of Mobile, Mobile,
Alabama (formerly W.K.P. Wilson & Son, Inc.), a subsidiary of Willis Corroon Group PLC, insurance brokers. Mr. Inge was previously President (1975-1991) of W.K.P. Wilson & Son, Inc. Mr. Inge has been a director of
BOM since 1986.

W. Bibb Lamar, Jr.

A South Alabama director since 1989

Mr. Lamar, age 52, has been President, CEO and director of South Alabama, and BOM since December 1989. Mr.
Lamar served as Executive Vice President and Senior Loan
Officer of BOM from January 1989 to December 1989.
Prior to 1989 Mr. Lamar was Senior Vice President
(1984-1989) of the Commercial Loan Department of First
Alabama Bank/Mobile (formerly Merchants National
Bank).

Thomas E. McMillan, Jr.

A South Alabama director since 1985

Mr. McMillan, age 47, has been President of the general partner of Smackco, Ltd., Brewton, Alabama, a limited partnership engaged in oil and gas development, since 1974.
Mr. McMillan has been a director of FNBB since 1977, a director of BOM since 1986 and was a director of FNBB's holding company from 1986 until the Merger.

J. Richard Miller, III

A South Alabama director since 1991

Mr. Miller, age 49, has been managing partner since January
1992 of Miller Investments, and from 1989 through 1991 was managing partner of its predecessor entities, Miller, Ltd. and Jern, Ltd., all of which are Brewton, Alabama partnerships engaged in private investments.
Mr. Miller was previously Vice President (1980-1989) of T.R. Miller
 Mill Company, a Brewton, Alabama forest products company. Mr. Miller has been a director of FNBB since 1990, a director of BOM since
1991, and was a director of FNBB's holding company from 1990 until the Merger.

J. Stephen Nelson

A South Alabama director since 1993

Mr. Nelson, age 58, has been Chairman since 1993 of South Alabama and Chairman, since 1993, Chief Executive Officer, since 1984, and director, since 1979, of FNBB. From 1986 until the Merger, Mr. Nelson was also President and a director of FNBB's holding company.

Earl H. Weaver

A South Alabama director since 1993

Mr. Weaver, age 57, has been the sole proprietor of Earl H.
Weaver Management Services, a timber, oil, gas and general management concern, since 1979. Mr. Weaver has served since
1981 as a director of FNBB and was a director of FNBB's holding company from 1986 until the Merger.

     Although the Board of Directors does not contemplate that any nominee named on pages 4 or 5 will be unavailable for election, if vacancies occur unexpectedly, the shares covered by the Proxy will be voted for the Board's substitute nominees, if any, or in such other manner as the Board of Directors deems advisable.

     The By-Laws of South Alabama permit the Board of Directors, between annual meetings of stockholders, to increase the membership of the Board and to fill any position so created and any vacancy otherwise occurring. Any new director so elected holds office until the next annual stockholders' meeting.


DIRECTOR COMMITTEES AND ATTENDANCE

     The South Alabama Board of Directors held four meetings during 1995. The Board has the following standing committees: Executive, Audit and Personnel/Compensation.
     The Executive Committee (whose members presently are Messrs. Crawford, Friedman, Lamar, McMillan, Miller, Nelson and Weaver) between meetings of the Board may exercise all powers of the Board except as limited by the By-Laws. Actions taken by the Executive Committee are subject to ratification by the Board atits next regular meeting. The committee had no meetings in 1995.
     The Audit Committee (whose members presently are Messrs. De Laney, Friedman and Garrett) reviews the scope and plan of internal and external audits, audit results, the adequacy of internal accounting controls and makes recommendations to the Board on the appointment of outside accountants.
The committee held three meetings in 1995.
     The Personnel/Compensation Committee (whose members presently are
Messrs. Crawford, Hayes, Inge and McMillan) sets compensation for each of the Chairman and the Chief Executive Officer of South Alabama and reviews guidelines within which the subsidiary bank boards of directors fix compensation. The committee held three meetings in 1995.
     During 1995, no director attended fewer than 75% of the total number of meetings of the Board of Directors of South Alabama and meetings of committees of which they were members.
     Both BOM and FNBB have standing committees of Executive, Finance, Audit, Trust, Personnel and Directors on Directors, composed of directors from their respective Boards.

EXECUTIVE COMPENSATION

Five Year Total Stockholder Return Comparison

     The following indexed graph compares South Alabama's five-year cummulative total stockholder return with the NASDAQ Market Index and with a published peer group industry index, prepared by Media General Financial Services, comprised of bank holding companies in the east south central section of the United States. The comparison assumes the investment of $100 on January 1, 1991, with dividends reinvested quarterly through December 31, 1995. Returns of each component issuer have been weighted according to that issuer's market capitalization.

[Graph]

                              1990  1991     1992     1993    1994     1995
SOUTH ALABAMA BANCORPORATION  $100  $115.79  $189.47  $261.49 $277.54  $312.08
MGFS EAST SOUTH CENTRAL BANKS $100  $163.59  $169.68  $179.35 $180.09  $241.99
NASDAQ MARKET INDEX           $100  $128.38  $129.64  $155.50 $163.26  $211.77

Report of Personnel/Compensation Committee of the Board Of Directors

General Policies

     The Personnel/Compensation Committee of the Board of Directors of South Alabama (the "Committee") has responsibility for recommending to the Board the compensation of the Chairman and the Chief Executive Officer of South
Alabama. Additionally, the Committee has oversight responsibility with respect to the compensation of all other officers of the South Alabama subsidiaries whose salaries exceed $50,000 annually or who are executive officers of the subsidiaries. Other than the Chairman and the Chief Executive Officer, all other salaries are set at the subsidiary level.

     The overall objectives of South Alabama's compensation program are to attract and retain the best possible banking talent, to motivate its officers to achieve the goals established in the business strategy, to recognize both individual contributions and overall business results and to link shareholder and executive interests through long term equity-based plans.
     Base Salary. Executive officer salaries are reviewed annually.
Individual salaries are set only after consideration by the subsidiary personnel committees of the officer's level of responsibility, experience and individual performance, and review of external competitive practices. In order to determine external competitive practices, the personnel committees review, and expect to continue to review, salary surveys conducted by independent compensation consulting firms. In establishing the base salaries for South Alabama's executive officers, the personnel committees consider the results of such surveys, but may establish the base salary for executives above or below the averages indicated in those surveys. The amounts paid to the Chairman and the Chief Executive Officer of South Alabama in 1995 are shown in the Summary Compensation Table under the heading "Annual Compensation-Salary."

     BOM Incentive Plan. The BOM Incentive Plan for 1995 was designed to reward officers for achieving and exceeding current year net income goals of BOM and individual goals established for certain officers. Upon completion of the business plan for 1995, the BOM Chief Executive Officer presented to BOM's personnel committee the net income goal of BOM for its approval. The incentive opportunity for each individual officer was dependent upon that officer's level of responsibility and the judgment of the BOM personnel committee of that officer's potential contribution to BOM's ability to achieve its net income goal. The net income goal of BOM was exceeded, and awards were made by the personnel committee after consideration of individual performance within the parameters of the Incentive Plan. The amount awarded to the Chief Executive Officer of South Alabama under the BOM Incentive Plan for 1995 is set forth in the "Annual Compensation-Salary" column of the Summary Compensation Table.

     FNBB Incentive Compensation Plan. Each year FNBB establishes a pool of funds equal to 15% of total officers' salaries. Based upon the performance of FNBB, the department and the individual, an officer can earn up to 15% of his or her base salary, payable in a lump sum after the close of the year. For each officer other than the top three executives of FNBB, the formula is based 40% on FNBB's achieving required levels of return on assets, 40% on achievement of individual and departmental goals as established at the beginning of the year, and 20% on the results of the officers' annual review as conducted by his or her supervisor. Each of the three most highly ranked officers automatically receives the same percentage of his total available amount as the average for all other officers. In 1995 approximately 95% of the pool was distributed. The amount awarded to the Chairman of South Alabama under the FNBB Incentive Compensation Plan for 1995 is set forth in the "Annual Compensation-Salary" column of the Summary
Compensation Table.

    Stock Options. Stock options are South Alabama's and its subsidiaries' principal long-term incentive vehicle. The committee believes that stock options not only motivate and reward executives for exceptional performance, but also join their goals more closely with those of the South Alabama stockholders, by affording the recipients the possibility of significant equity interests in South Alabama. The stock option plan is designed to encourage a long-term perspective by providing a ten-year term, which includes a nine-year exercise period and a one-year period after the date of grant during which the option cannot be exercised.

     The number of options awarded to each officer generally is tied to the officer's level of responsibility, with the result that senior executive officers typically receive greater awards than other officers. The Committee takes into consideration previous grants to an individual officer as well as all other factors.

     The shares of the Common Stock covered by options awarded during 1995 to the Chairman and the Chief Executive Officer of South Alabama are shown in the table entitled "Option Grants in Last Fiscal Year," and the options previously granted and outstanding at year-end are shown in the table entitled "Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values."

     Other Compensation. Additionally, BOM and FNBB both maintain broad-based employee benefit plans, including a pension plan and, in the case of FNBB, a profit sharing plan, as described below. Officers of South Alabama participate in such plans on the same basis as other employees.

Chief Executive Compensation

     The Committee meets in executive sessions to review the Chief Executive Officer's salary and also consults with salary administration firms and/or uses compensation surveys with respect to competitors' practices. Compensation of the Chief Executive Officer is determined in accordance with the same basic factors as described above for other executive officers.

     The 1995 base salary increase for the Chief Executive Officer was established after a review of market data from independent compensation surveys, including the salary analysis provided by its consultant. The Committee is empowered to recommend to the Board the Chief Executive Officer's base salary in its discretion and without regard to particular factors. The Committee considered, however, that 1994 corporate earnings objectives had been exceeded. The Committee also considered the achievement of certain other strategic objectives, both financial and otherwise, under his leadership, including improved asset quality, capital ratios, liquidity ratios, interest rate margins and other financial goals under the business plan for 1994.

     The 1995 annual incentive target for the Chief Executive Officer for achieving the net income goal of BOM was $25,000, an amount equal to approximately 22% of his 1995 salary. In view of the continued improvement in the financial performance of South Alabama during the year and of the successful completion of non-financial goals, the Chief Executive Officer was awarded a total incentive of $27,500, an increase of $2,500 above his original incentive target.

     The Committee also granted to the Chief Executive Officer options to purchase 5,000 shares of South Alabama Common Stock, as described in the table entitled "Option Grants in Last Fiscal Year."


Policy Regarding $1 Million Deduction Limit

     The Personnel Committee expects South Alabama to comply with the $1 million federal income tax limit on executive pay.

     The members of the Personnel/Compensation Committee are as follows: Stephen G. Crawford, James P. Hayes, Jr., Clifton C. Inge and Thomas E. McMillan, Jr.

Compensation

     The table below reflects annual compensation for J. Stephen
Nelson and W. Bibb Lamar, Jr. for services rendered in 1995, 1994 and 1993 to South Alabama, BOM and FNBB.

SUMMARY COMPENSATION TABLE
                                                             Long Term Compensation
                                                                   Awards
                                                                  Shares Underlying  All Other
                                Annual Compensation((1))          Options/SARs(#)    Compensation($)(4)
Name and Principal Position  Year  Salary($)((2))  Bonus($)((3))  Options/SARs(#)    Compensation($)(4)
J. Stephen Nelson            1995  $99,126         $13,799        5,000                $7,032
Chairman and Director,       1994  $92,283         $12,519        7,692                $6,806
South Alabama and Chairman,  1993  $88,525         $11,464        7,690                $5,625
CEO and Director, FNBB

W. Bibb Lamar, Jr.           1995 $115,000         $27,500        5,000
President, CEO and Director, 1994 $105,000         $25,000        6,000
South Alabama and BOM        1993 $195,000         $15,000        7,500

((1))Although Mr. Nelson and Mr. Lamar received perquisites and other personal benefits in the years shown, the value of these benefits did not exceed in the aggregate the lesser of $50,000 or 10% of their salary and bonus in any year.
((2))Includes for Mr. Nelson both salary and $3,600 in director's fees paid at FNBB for each year shown.
((3))Represents amounts paid under the FNBB Incentive Compensation Plan for Mr. Nelson and the BOM Incentive Plan for Mr.
Lamar.
((4))Represents employer contributions to the FNBB Profit Sharing
Plan.

Stock Options

     The following table sets forth the grant of stock options during 1995 to Mr. Nelson and Mr. Lamar:

OPTION GRANTS IN LAST FISCAL YEAR
                                                                        Potential
                 Number of     % of Total                               Realizable Value
                 Shares        Options/SARs                             Assuming Rates of
                 Underlying    Granted to      Exercise                 Stock Price
                 Options/SARs  Employees       or Base      Expiration  Appreciation
Name                Granted    in Fiscal Year  Price ($/Sh) Date         5%      10%
J. Stephen Nelson   5,000(2)   12.98%          $13.00       05/04/05    $46,172 $120,452
W. Bibb Lamar, Jr.  5,000(2)   12.98%          $13.00       05/04/05    $46,172 $120,452

(1) Calculated by comparing the exercise price of such options and the market value of the shares of common stock subject to such options, assuming the market price of such shares increase by 5% and 10%, respectively, over the term of the options.
(2)Incentive Stock Options which become exercisable on May 4, 1996.


     The following table includes information with respect to unexercised options held by Mr. Nelson and Mr. Lamar.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL
YEAR-END OPTION VALUES
                    Number of Shares Underlying       Value of Unexercised
                    Unexercised Options/SARs Held At  In-the-Money Options/SARs At
                    December 31, 1995 ((#))           December 31, 1995 ($) ((1))
Name                Exercisable  Unexercisable        Exercisable  Unexercisable
J. Stephen Nelson   7,692        5,000                $ 3,846      $2,500
W. Bibb Lamar, Jr.  5,000        7,500                $25,000      $4,687
                   10,000        5,000                $78,750      $2,500
                    6,000                             $ 3,000

((1))Based on the average of the closing bid and ask prices quoted in the NASDAQ inter-dealer system on December 31, 1995, minus the exercise price.

Pension Plans

     South Alabama maintains a pension plan and certain other long-term compensation plans, as described below.

     The following table reflects estimated annual benefits payable under the Retirement Plan for Employees of South Alabama
(The "SAB Plan") in effect as of December 31, 1995 at various salary and years of service levels, assuming retirement at age 65.

PENSION PLAN TABLE
Compensation                 Years of Credited Service
                 10       15       20       25       30       35
$ 25,000       $ 2,500  $ 3,750  $ 5,000  $ 6,250  $ 7,500  $ 8,750
  50,000         5,000    7,500   10,000   12,500   15,000   17,500
  75,000         7,500   11,250   15,000   18,750   22,500   26,250
 100,000        10,000   15,000   20,000   25,000   30,000   35,000
 125,000        12,500   18,750   25,000   31,250   37,500   43,750
 150,000        15,000   22,500   30,000   37,500   45,000   52,500
 175,000*       15,000   22,500   30,000   37,500   45,000   52,500

*Maximum Compensation for 1995 under IRC 401(a)(17) is $150,000.

     The amounts reflected are single life benefits computed under the SAB Plan's basic formula. The SAB Plan provides generally for a monthly benefit commencing at age 65 equal to 1% of the employee's average monthly base compensation during the highest 5 consecutive calendar years out of the 10 calendar years preceding retirement, multiplied by years of credited service, not to exceed 40 years. Alternative plan formulas which may apply to certain participants who participated in predecessor pension plans, might produce a greater benefit in some situations. Joint and survivor benefits would be less. Social Security benefits do not affect payments made under the SAB Plan. As of December 31, 1995, Mr. Lamar was credited with seven years of service, and Mr. Nelson was credited with sixteen years of service.

     In addition, BOM maintains an unfunded and unsecured Supplemental Retirement Plan (the "Supplemental Plan") designed to supplement the benefits payable under the BOM Plan for certain key employees selected by BOM's Board of Directors. Each participant was a participant in a pension plan of another bank prior to his employment by BOM and the Supplemental Plan is designed to afford the participant the same pension he would receive under the BOM Plan if he were given years-of-service credit as if he were employed by BOM his entire banking career, reduced by benefits actually payable to him under the BOM Plan and any retirement benefit payable to him under any such plan of another bank. Benefits for total and permanent disability are supplemented in the same manner.

     Because the Supplemental Plan is intended to complement benefits otherwise available to the paticipants, the exact amounts to be paid, if any, to any participant, including Mr. Lamar, cannot be determined until retirement or disability. BOM management does not believe any current expense and any liabilities associated with the Supplemental Plan are material.

     FNBB maintains the First National Bank Employees' Profit Sharing Plan
(the "FNBB Profit Sharing Plan"). Subject to certain employment and vesting requirements, all FNBB employees are permitted to participate in the FNBB Profit Sharing Plan, which provides for employee contributions up to a maximum of $1,800 (limited in the case of certain "highly compensated employees" to the extent required by law), matched by an employer contribution, up to the lowest of (i) 10% of FNBB's net operating earnings, (ii) four times the amount of all employee contributions for the year, or (iii) the maximum amount deductible by FNBB for federal income tax purposes. The FNBB contribution, which is discretionary within limits set forth above, is divided among the employees' accounts in proportion to the employees' own contributions.

Change in Control Compensation Agreements

     FNBB entered into a Change of Conrol Compensation Agreement with Mr. Nelson on November 20, 1995. BOM entered into a Change in Control Agreement with Mr. Lamar on November 14, 1995. These Change in Control Agreements (the "Agreements") provide that if Mr. Nelson or Mr. Lamar is terminated other than "for cause" (as defined), following a change in control, or if his assigned duties or responsibilities are changed such that they are inconsistent with his present position, he shall be entitled to receive a cash payment equal to three times his annual average earnings (as defined). Certain other existing employee benefits may also be available to Mr. Nelson and Mr. Lamar under terms of these Agreements for a period of one year. These Agreements automatically renew each calendar year unless terminated by FNBB or BOM at least 90 days prior to any December 31.



Compensation of Directors

     South Alabama directors who are not officers are paid $300 for each Board meeting attended and $100 for each committee meeting attended.

CERTAIN TRANSACTIONS AND MATTERS

     Some of the directors, executive officers, and nominees for election as directors of South Alabama, as well as firms and companies with which they are associated, are and have been customers of its subsidiaries, BOM and FNBB, and as such have had banking transactions, including loans and commitments to loan, with the subsidiary banks during 1995. These loans and commitments to loan, including loans and commitments outstanding at any time during the period, were made in the ordinary course of business on substantially the same terms, including rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of subsidiary bank management, did not involve more than the normal risk of collectibility or present other unfavorable factors.

     Stephen G. Crawford, a director and nominee, is a member of the law firm of Hand Arendall, L.L.C., which serves as counsel for South Alabama and BOM. Broox G.Garrett, Jr., a director and nominee, is a partner in the law firm of Thompson, Garrett and Hines, which serves as counsel for FNBB.


APPOINTMENT OF AUDITORS

     The Board of Directors of South Alabama, on recommendation of the Audit committee, has engaged Arthur Andersen L.L.P. as South Alabama's independent accountant and auditor for the three year period beginning in 1995. The engagement was entered into on September 27, 1995. Deloitte & Touche served as South Alabama's independent accountant and auditor for the years ending December 31, 1990 through 1994. Arthur Andersen will have representatives present at the annual meeting to respond to appropriate questions and to make a statement if they so desire.

OTHER MATTERS

     Management currently does not know of any other matters to be presented at the meeting.

     If a Proxy in the form enclosed is executed properly and is returned, the shares represented thereby will be voted in accordance with the directions given in that Proxy. If no specific directions are given, the shares will be voted, subject to and in accordance with the provisions herein contained, "For" the Board of Directors' nominees in the election of directors. If any other matter is presented at the meeting, the shares will be voted in accordance with the recommendations of the Board of Directors. At any time prior to its exercise, a Proxy may be revoked by written notice or a subsequently dated Proxy delivered to the Secretary of South Alabama.

     Solicitation of proxies will be made initially by mail. In addition, proxies may be solicited in person, by telephone, and by telegraph by directors, officers, and other employees of South Alabama and its subsidiary banks. The cost of printing, assembling, and mailing this Proxy Statement and related material furnished to stockholders and all other expenses of solicitation, including the expenses of brokers, custodians, nominees, and other fiduciaries who, at the request of South Alabama, mail material to or otherwise communicate with beneficial owners of shares held by them, will be borne by South Alabama.

     The presence, in person or by proxy, of a majority of the outstanding shares of Common Stock is necessary to constitute a quorum of the stockholders to take action at the meeting. Once a quorum is established, (i) directors must be elected by a plurality of the shares of Common Stock present, in person or by proxy, and (ii) any other action to be taken must be approved by a majority of the shares of Common Stock present, in person or by proxy. For voting purposes, abstentions and broker non-votes will in effect count as "no" votes.

     Stockholder proposals intended to be submitted for consideration at the 1997 Annual Meeting of the Stockholders of South Alabama must be submitted in writing to and received by the Secretary of South Alabama not later than December 6, 1996, to be included in South Alabama's Proxy Statement and form of Proxy relating to that meeting.

/s/F. Michael Johnson
F. Michael Johnson
Chief Financial Officer
and Secretary

Enclosures
April 4, 1996